Exhibit 4(vi)

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Our authorized capital stock consists of 1,000,000,000 shares of Common Stock, with a par value of $0.01 per share, and 25,000,000 shares of Preferred Stock, with a par value of $0.1 per share. As of June 30, 2023, there were 252,227,053 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue an aggregate of 1,000,000,000 shares of Common Stock. All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. Holders of Common Stock do not have cumulative voting rights.

Holders of Common Stock will be entitled to dividends in such amounts and at such times as the Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. The Company has never declared or paid any cash dividend. It does not anticipate that it will declare or pay any dividends in the foreseeable future. The Company’s current policy is to retain earnings, if any, to fund operations, and the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company’s financial condition, operation results, capital requirements, applicable contractual restrictions, restrictions in organizational documents, and any other factors that the Board of Directors deems relevant.

In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. The Common Stock has no pre-emptive, subscription or conversion rights and there are no applicable redemption provisions.

The transfer agent for the Common Stock is Mountain Share Transfer LLC, 2030 Powers Ferry Road SE, Suite 212, Atlanta, GA 30339.